

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 8, 2016

Jerome P. Grisko, Jr.
Chief Executive Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

> **Re: CBIZ, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 8, 2016**
> **Form 8-K furnished February 22, 2016**
> **File No. 001-32961**

Dear Mr. Grisko:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 6. Selected Financial Data, page 22

1. We note that you present Adjusted EBITDA for each period presented. Please revise future filings to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure. Also, revise future filings to disclose how the measure is useful to investors. We refer you to Item 10(e)(1)(i)(B) and (C) of Regulation S-K. Similar concerns apply to your earnings releases furnished on Form 8-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Continuing Operations

Earnings Per Share and Non-GAAP Earnings Per Share, page 30

2.   We note your reconciliations of "Non-GAAP earnings - continuing operations" and "Non-GAAP earnings per share - continuing operations" here and in your earnings releases furnished on Form 8-K. Your reconciliations do not appear to include the income tax effects of the Non-GAAP adjustments, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next Form 10-Q and earnings release.

3.   Please tell us how you considered providing a more detailed discussion of how the measures noted in comment number 2 are useful to investors. In this regard, we note that your current disclosure is fairly generic. We refer you to Item 10(e)(1)(i)(B) and (C) of Regulation S-K. Similar concerns apply to your earnings releases furnished on Form 8-K.

Form 8-K furnished February 22, 2016

4.   We note from your fiscal 2016 outlook that adjusted EBITDA is projected to increase to within a range of $93.0 to $95.0 million. It appears that you have excluded a quantitative reconciliation for the forward-looking non-GAAP measure in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) without disclosing that fact and identifying the information that is unavailable. Your disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services